Exhibit 99.1
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Shanda Games to Acquire Mochi Media
Creates leading global online game media platform
with deep user base in China and U.S.
Shanghai, China - January 12, 2010 - Shanda Games Limited (“Shanda Games,” or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, today announced an agreement to acquire Mochi Media, Inc. (“Mochi Media”), a leading platform for distributing and monetizing browser-based games worldwide. The acquisition will combine Shanda Games’ online game content with Mochi Media’s distribution platform, creating a leading global online game media platform.
Transaction Highlights:
•	Combines Shanda Games’ extensive online game portfolio with Mochi Media’s global network of over 140 million monthly active users

•	Supplements Shanda Games’ content offering of MMORPGs and advanced casual games with the addition of over 15,000 browser-based games in the Mochi Media network

•	Strengthens Mochi Media’s micro-transactions and advertising business through access to Shanda Games’ expertise in monetizing online games and improving the stickiness of user communities

•	Creates opportunity for Shanda Games to use its unique multi-sourcing strategy to identify and source games through the Mochi Media network

•	Brings together talented and experienced management teams
Based in San Francisco, Mochi Media’s online games network has more than 140 million monthly active users with 15,000 browser-based games on nearly 40,000 publisher websites. Mochi Media’s open platform offers game development products and services which enable developers to track usage analytics, distribute their games to thousands of websites, and monetize global gameplays via in-game advertising and micro-transactions.
Upon closing, the combined company will be a leading global online game media platform with one of the largest international distribution channels for the fast-growing online games sector. It will have a large global user base with a robust portfolio of online games and will benefit from proven monetization capabilities and access to Shanda Games’ talented pool of game developers.
Diana Li, CEO of Shanda Games, commented, “We are excited to be bringing two of the best teams in the online game industry together in the perfect marriage of content and platform. Mochi Media’s impressive array of browser-based games is an ideal complement to Shanda Games’ portfolio of nearly 70 multi-player online games. With Shanda Games’ ability to source robust content through multiple channels, and Mochi Media’s reach to users, game developers and publishers worldwide through its leading innovative platform, this transaction positions Shanda Games to become a truly global online game media platform. We look forward to devoting our energy and focus to the integration process.”
Jameson Hsu, co-founder and CEO of Mochi Media, commented, “Shanda Games is the perfect partner to help take Mochi Media to the next level. Mochi Media has created a successful distribution and monetization platform, tying together a vast network of developers, publishers, advertisers and players. The additions of Shanda Games’ extensive content catalog and proven monetization capabilities unlock tremendous value on our platform for everyone involved.”
The total consideration for the transaction is comprised of approximately US$60 million in cash and US$20 million in equity retention arrangements.
The transaction is expected to close in the first quarter of 2010, subject to customary closing conditions.

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China eCapital Corporation acted as an advisor in this transaction.
Conference Call
Shanda Games management will host a conference call on Tuesday, January 12, 2010 at 8:00 am Eastern Time (9:00 pm Beijing/Hong Kong Time) to discuss the details of the transaction.
Dial-in Numbers:
U.S. Toll Free: 1866-850-2201
Mainland China South Toll Free: 10800-120-2770
Mainland China North Toll Free: 10800-712-2725
Hong Kong Toll Free: 800-966-243
U.K. Toll Free: 0800-279-9640
International Toll: +44 (0) 20-7784-1036
Passcode: 1430562
A replay of the conference call will be available for seven days beginning at 11:00 am Eastern Time on January 12, 2010.
U.S. Toll Free: 1866-932-5017
International Toll: +44 (0) 20-7111-1244
Passcode: 1430562
A live and archived webcast of the conference call will also be available on Shanda Games’ website at http://www.shandagames.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future benefits brought by Mochi Media’s acquisition, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the possibility that the Company does not recognize the expected benefits or synergies from the acquisition of Mochi Media; the effect of the announcement of the acquisition on the Company’s and Mochi Media’s strategic relationships, operating results and business generally, including the ability to retain key employees; the Company’s ability to successfully integrate Mochi Media’s operations and employees; and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Registration Statement on form F-1. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China, with a mission of becoming a leading global online game media platform. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
About Mochi Media
Mochi Media is the world’s largest browser-based games network, with more than 140 million monthly active users and 15,000 games on nearly 40,000 publisher websites. Mochi Media’s game development products and services enable developers to track usage analytics, distribute their games to thousands of websites, and monetize global gameplays via micro-transactions and in-game advertising. The company is headquartered in downtown San Francisco.
Contact
For Shanda Games:
Investors:
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Media:
Courtney Shike (China)
Brunswick Group LLC
Phone: +86-10-6566-2256
Email: cshike@brunswickgroup.com
Kate Tellier (U.S.A.)
Brunswick Group LLC
Phone: +1-212-706-7879
Email: ktellier@brunswickgroup.com
For Mochi Media:
Corey Lewis or Christopher Schreiber
LaunchSquad
Phone: +1-415-625-8555
Email: mochimedia@launchsquad.com